OSHKOSH CORPORATION

ISO 9001 CERTIFIED

2307 OREGON STREET

POST OFFICE BOX 2566

OSHKOSH, WISCONSIN 54903-2566

920-235-9151

VIA EDGAR

February 15, 2013

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:                             Oshkosh Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012 (the “Form 10-K”)
Commission File No. 1-31371

Dear Mr. Shenk:

In your comment letter dated February 5, 2013, you have asked the Company to confirm that it will reflect changes to its disclosures in future filings in response to the staff’s comments and to provide information to you. We have provided our responses to your comments below. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for Fiscal Year Ended September 30, 2012

Management’s Discussion and Analysis

Results of Operations

Consolidated Cost of Sales — Three Years Ended September 30, 2012, page 38

SEC Staff Comment

1.             You refer to “adverse product mix” here. Please expand your disclosure to explain what this represents and the reason for it.

Company Response

As you indicate, the Company’s discussion relative to consolidated cost of sales as a percentage of revenue explains that a “…210 basis point increase in cost of sales as a percentage of sales in fiscal 2012 was primarily due to adverse product mix, largely in the defense segment…”. Please note the Company included an expanded discussion of adverse changes in product mix in its analysis of defense segment operating income on page 39, noting that FMTV program margins were “significantly below the Company’s historical margin levels of most other programs in the defense segment, and the Company expects that margins will remain low through the life of the five-year contract.” As prescribed in Financial Reporting Release 72, we did not repeat this information within the cost of sales analysis as it would have been repetitive.

The Company respectfully advises the staff that it believes current disclosures, including the disclosure on page 39, are appropriate and sufficient and proposes that no revisions to the Company’s future filings are required.

Consolidated Operating Income (Loss) — Three Years Ended September 30, 2012

Fiscal 2012 Compared to Fiscal 2011, page 38

SEC Staff Comment

2.              It appears that your analysis in regard to the access equipment segment operating income does not substantially account for the $163.9 million increase in fiscal 2012. From disclosure on page 37 we note that higher sales volume contributed $671.3 million. This factor and the other indicated factors appear to net to an increase of $658.2 million, meaning $494.3 million of offsetting factors have not been discussed. Please advise and revise your disclosure as appropriate.

Company Response

The Company confirms that in future filings, to the extent that this is a factor for the period in question, it will expand disclosure to include language similar to the following (which uses the second sentence on page 39 as an example) regarding the impact on operating income of “gross profit” related to higher sales volumes:

“The improvement in operating income was primarily the result of improved price realization ($101.7 million) and gross profit on higher sales volumes, offset in part by higher material costs ($94.1 million) and increased product development spending ($20.7 million).”

SEC Staff Comment

3.              In the last paragraph on page 39 under the comparison between fiscal 2012 and 2011 you state that the increase in consolidated selling, general and administrative expenses as a percentage of sales was largely due to a shift in sales to segments that have a higher percentage of selling, general and administrative expenses. Please clarify this statement for us and in your disclosure.

Company Response

Supplementally, the Company advises the staff that the Company’s defense segment generally has lower selling, general and administrative costs as a percentage of sales compared to its other segments, in large part due to concentration of business with its U.S. Department of Defense customer. For example, the defense segment has limited sales and marketing costs and has operations/locations primarily only in the United States, as compared to the Company’s access equipment segment, which has a diverse customer base with a significant number of customers, significant sales and marketing costs and operations/locations in various regions of the world. As the Company’s defense segment sales decreased and the Company’s access equipment and commercial segments sales increased, consolidated selling, general and administrative costs as a percent of sales increased. The Company confirms that in future filings it will provide enhanced discussion of the reasons why a shift in mix of sales between segments impacts the level of selling, general and administrative costs as a percent of consolidated sales to the extent that this is a factor for the period in question.

Provision for Income Taxes — Three Years Ended September 30, 2012

Fiscal 2012 Compared to Fiscal 2011, page 41

SEC Staff Comment

4.              It is not clear how the factors identified here for fiscal 2012 correlate to the items for fiscal 2012 disclosed in the paragraph under and within the “Effective Rate Reconciliation” table on page 91. Please clarify for us and in your disclosure. For example, you refer here to “benefits related to European tax incentives and net operating losses benefitted (320 basis points)” but solely to “utilization of losses previously unbenefitted” in the tax note, and to “changes to previous filing positions (340 basis points)” here and such changes twice in the tax note.

Company Response

Supplementally, the Company advises the staff that fiscal 2012 factors identified on page 41 aggregate 1,580 basis points and largely explain the 1,500 basis point difference between the 20.0% effective income tax rate in fiscal 2012 and the 35.0% U.S. federal income tax rate. Multiplying pre-tax book income of $286,700,000 by 1,580 basis points yields $45,300,000 in dollar value of items explained (the exact value is $44,800,000, with a $500,000 difference resulting from rounding the basis points). The $44,800,000 amount is disclosed in the paragraph below the “effective rate reconciliation” table on page 91.

Disclosure on page 41, to the extent different than amounts disclosed on page 91, focused on the nature and impact of items contributing to the fiscal 2012 effective income tax rate whereas the amounts included in the “effective rate reconciliation” on page 91 focused on the causes of the items contributing to the effective income tax rate on a basis comparable to prior year periods. Amounts related to nature and impact of items on page 41 are subsumed into the disclosure of the causes of the items contributing to the effective income tax rate as disclosed on page 91. For example, the 340 basis point rate impact of “changes in previous filing positions” noted on page 41 is included in a number of line items on page 91, including “Manufacturing deduction,” “Domestic tax credits,” “Foreign taxes,” and “Other, net,” etc. The 320 basis point rate “impact of European tax incentives and net operating losses benefitted” on page 41 is included in the line items “European tax incentive” and “Valuation allowance” on page 91. The 200 basis point rate impact of adjustments to deferred tax balances noted on page 41 is included in “Other, net” on page 91. The 130 basis point rate impact due to “reduction in tax contingency reserves related to expiration of state statutes” is included in the “State income taxes, net” line in the effective rate reconciliation on page 91. Finally, the 180 basis point rate impact of miscellaneous other items on page 41 is included in a number of line items on page 91, including “State income taxes, net,” “Foreign taxes,” “Domestic tax credits,” and “Other, net.”

The Company believes that disclosures included on page 41 provide the reader with more information than merely repeating rate reconciling items appearing on page 91. Therefore, the Company respectfully advises the staff that it believes current disclosures are appropriate and sufficient. However, in future filings the Company will clarify that the discussion of this subject in Management’s Discussion and Analysis, Results of Operations focuses on the nature and impact of items of changes in effective tax rates between periods, whereas the notes to the financial statements detail the causes of differences between the statutory tax rate and the effective tax rate.

Liquidity and Capital Resources

Cash Flows

Operating Cash Flows, page 42

SEC Staff Comment

5.              It appears that your analysis in regard to the decrease in cash generated from operating activities for fiscal 2012 from 2011 does not substantially account for the $119.4 million variance. The factors identified as contributing to this variance appear to total to a decrease of $192 million. Please advise and revise your disclosure as appropriate.

Company Response

Supplementally, the Company advises the staff that the remaining improvement in cash generated from operating activities was due to a reduction in accounts receivable related to a $114.7 million reduction in fourth quarter sales in fiscal 2012 compared to a $10.3 million increase in fourth quarter sales in fiscal 2011, each compared to the prior year period, and the improvement in the collection of accounts receivable in the access equipment segment noted in the third paragraph of the operating cash flow discussion on page 43. As noted in that paragraph, days sales outstanding for segments other than the defense segment were 52 days at September 30, 2012, down from 57 days at September 30, 2011. The Company confirms that in future filings it will provide enhanced disclosure relating to the changes in cash flows to more clearly explain the entire change.

Critical Accounting Policies

Revenue Recognition, page 46

SEC Staff Comment

6.              In regard to your contract accounting using the units of delivery method within the percentage of completion method, please expand your disclosure in regard to the following:

•                  Significant factors and assumptions involved in determining revenues recognized and associated cost of revenues.

•                  Your estimation of total costs associated with contracts.

•                  How costs are allocated to units delivered. For example, whether actual costs are applied as incurred or if costs are attributed on some other basis, such as average unit cost. If average unit cost is used, explain your accounting for any differences between cumulative costs incurred and applied, for example deferred in inventory, and how you monitor application based on average cost to cumulative actual costs incurred and to total costs estimated to be incurred over the life of the associated contract.

•                  Factors involved in determining the amount of losses recognized for loss contracts. In this regard, we note references on page 39 and 40 to losses that had been incurred on the FMTV contract.

•                  How revisions to estimates are determined and reflected in either revenue, cost of revenue, and/or contract profit margins.

We believe expanded disclosure in regard to the above items will help investors better understand what components of your results are impacted by your accounting method and how. Please provide us with a copy of your intended expanded disclosure.

Company Response

Supplementally, the Company advises the staff that revenue on the Company’s U.S. government contracts is generally fixed by contract with the exception of undefinitized contracts, which are discussed on page 48. Revenue on government contracts is generally recorded as units are accepted by the U.S. Department of Defense based on the invoice price stated in the contract. Likewise, manufacturing and other direct costs incurred to produce the accepted units are recorded based on actual costs incurred. In certain instances, an insignificant amount of post contract award, pre-production engineering costs are deferred and amortized over the initial contractual order quantities. Because of the contractual nature of revenues and the use of actual costs, the Company does not use significant estimates or assumptions in the determination of revenue and cost of revenues or estimations regarding total costs.

Accordingly, the Company respectfully advises the staff that it believes no further disclosure is required regarding those subjects. However, to clarify disclosures regarding the Company’s accounting, the Company will include the following disclosure in its fiscal 2013 Annual Report on Form 10-K (additional disclosures are underlined for your convenience below):

Revenue Recognition. The Company recognizes revenue on equipment and parts sales when contract terms are met, collectability is reasonably assured and a product is shipped or risk of ownership has been transferred to and accepted by the customer. Revenue from service agreements is recognized as earned, when services have been rendered. Appropriate provisions are made for discounts, returns and sales allowances. Sales are recorded net of amounts invoiced for taxes imposed on the customer such as excise or value-added taxes.

Sales to the U.S. government of non-commercial products manufactured to the government’s specifications are recognized using the units-of-delivery measure under the percentage-of-completion accounting method as units are accepted by the government. Under the units-of-delivery measure, the Company records sales as units are accepted by the DoD based on unit sales values stated in the respective contracts. Costs of sales are based on actual costs incurred to produce the units delivered under the contract. The Company includes amounts representing contract change orders, claims or other items in sales only when they can be reliably estimated and realization is probable. The Company charges anticipated losses on contracts or programs in progress to earnings when identified. Approximately 37% of the Company’s revenues for fiscal 2012 were recognized under the percentage-of-completion accounting method.

The Company accounts for certain equipment lease contracts as sales-type leases. The present value of all payments, net of executory costs (such as legal fees), is recorded as revenue, the related cost of the equipment is charged to cost of sales, certain profit is deferred in accordance with lease accounting rules and interest income is recognized over the terms of the leases using the effective interest method.

The Company enters into rental purchase guarantee agreements with some of its customers. These agreements are normally for a term of no greater than twelve months and provide for rental payments with a guaranteed purchase at the end of the agreement. At the inception of the agreement, the Company records the full amount due under the agreement as revenue and the related cost of the equipment is charged to cost of sales.

Additionally and supplementally, the Company advises the staff that under the method of accounting adopted by the Company, incurred losses on the start up of the FMTV contract in fiscal 2011 were expensed as incurred. These losses were generally caused by low rate production and start-up inefficiencies related to production labor learning curve and complications related to new manufacturing processes. When the Company incurred these losses, the Company significantly expanded its disclosures with regard to loss contracts as reflected on page 49 of its fiscal 2011 Annual Report on Form 10-K. At the time, the Company was not forecasting a loss contract; however, given the low contract margins and start-up losses incurred, the Company deemed it prudent to provide expanded disclosure related to loss contracts in fiscal 2011. Beginning in the first quarter of fiscal 2012, the Company began reporting a profit on this contract, consistent with its forecasts. Since the first quarter of fiscal 2012, the Company has realized margins on this contract in excess of initial forecasts. As a result, the Company currently believes it is remote that it will record a loss on the FMTV contract. Therefore, as prescribed in Financial Reporting Release 72, we did not include loss contract disclosure in the Form 10-K as it was no longer material or useful. Accordingly, the Company respectfully advises the staff that it believes no further disclosure is required regarding factors involved in determining the amount of losses recognized for loss contracts.

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 90

SEC Staff Comment

7.              Please explain to us how an increase in the deferred income tax asset valuation allowance for 2012 results in a reduction in the effective rate for 2012 as shown in the effective rate reconciliation table on page 91.

Company Response

Supplementally, the Company advises the staff as follows:

The valuation allowance on page 92 increased from $39.5 million at September 30, 2011 to $55.0 million at September 30, 2012, or $15.5 million. Fiscal 2012 activity included an $11.9 million increase due to an allowance on an $11.9 million capital loss carryover asset resulting from the 2012 IRS audit settlement (full valuation allowance on capital loss carry forward asset, hence no impact to the Company’s effective income tax rate); a $1.7 million decrease in allowance due to use of state NOLs (benefit included in “state income taxes, net” in effective rate reconciliation on page 91); and a $5.3 million increase due to net allowances on foreign NOLs (see next paragraph).

The $5.3 million net increase in valuation allowance in fiscal 2012 noted above included an $18.7 million increase in valuation allowance related to an NOL resulting from changes to prior year filing positions for a European holding company (full valuation allowance on additional NOL, hence no impact to the Company’s effective income tax rate); a $7.0 million decrease in valuation allowance (250 basis point benefit recorded as “valuation allowance” in “effective rate reconciliation” on page 91) as a result of current year income and utilization of related NOL assets that eliminated the need for a valuation allowance; a $3.3 million decrease in valuation allowance related to changes to previous filing positions (benefit included in “Other, net” in the “effective rate reconciliation” on page 91); a $2.0 million decrease in valuation allowance related to a foreign income tax audit (benefit included in “Tax audit settlements” in effective rate reconciliation on page 91); and a $1.1 million decrease in valuation allowance due to currency translation adjustments (no income effect).

SEC Staff Comment

8.              You disclose below the effective rate reconciliation table that during fiscal 2012 you recorded discrete tax benefits of $44.8 million for various items, and that other, net for fiscal 2012 included $13.1 million for various items. Please clarify for us and in your disclosure if the $13.1 million is subsumed in the $44.8 million or if each amount represents a separate component in the effective rate reconciliation table. In so doing, tell us how these amounts are reflected in the effective rate reconciliation table. For example, it is not clear how $13.1 million equates to a decrease in the effective rate of 4.6%, and why changes in filing positions taken in prior periods during fiscal 2012 are included in both the $44.8 million and $13.1 million.

Company Response

Supplementally, the Company advises the staff that the $13.1 million amount is subsumed in the $44.8 million amount. Please refer to the Company’s response to comment 4 above where components of the $44.8 million in discrete income tax benefits are described further and referenced to page 91. “Other, net” in the effective rate reconciliation table of 4.6% equates to $13.1 million of benefit ($286.7 million pre-tax income x 4.6% = $13.1 million) which is disclosed in the second sentence of the paragraph below the effective rate table. The sentence describes the general “nature” of the items which are included in this caption. Therefore, the Company respectfully advises the staff that it believes current disclosures are appropriate and sufficient. However, in future filings the Company will indicate that the $13.1 million “Other net” amount is included in the $44.8 million of discrete tax benefits referenced.

*              *              *              *              *

Prior to receipt of your comment letter, we filed our Quarterly Report on Form 10-Q for the quarter ended December 31, 2012. Except as noted above, we will provide enhanced disclosures consistent with our responses to your comments in future filings beginning with our next Quarterly Report on Form 10-Q which will be for the quarter ending March 31, 2013. Should you like to discuss any of our responses, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President and
Chief Financial Officer
Oshkosh Corporation

cc:           Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation